Text  Responses to the 7 Items in the Schedule 13D filing on May 31, 2007

	Note: The delay in this textual partial filing is due to time required for
 preparation. Also, the 	General Instructions on page 4 state that, " A.
The item numbers and the captions of the items 	shall be included, but the text
of the items is to be omitted.".  On May 31st the texts of the seven 	items
were not filed because of this confusing instruction.


	Item #1:  The title of the security in question is Sonex Common Stock
(SONX, CUSIP # 	835448101) which has been issued by Sonex Research, Inc.,
23 Hudson Street, Annapolis, MD 	21401.


	Item #2:  SONX Securities are owned by Individual Investor:

		(a)	Robert T. Emmet

		(b)	422 Holly Drive
			Annapolis, MD 21403

		(c)	Retired

(d) 	No Convictions

		(e)	No Judgments

		(f)	U.S.A.


	Item #3: The current total number of shares of SONX beneficially owned is 2,482,000, which includes options to purchase 5,000 shares SONX stock @ $0.25 by DEC 2008 and 25,000 shares of SONX stock @ $0.25 by APR 2009 which have not been exercised. The shares were accumulated using personal funds over a period of 12 years solely for purposes of investment and to support the research and stability of the issuing company. The stock was purchased initially through a series of stock brokers and then through a personal Internet account. A complete record of the purchase dates and the stock prices was not retained due to personal computer failure.


	Item #4:  Answer given in Item #3 above.


	Item #5:
		(a)       On May 30, 2007, I was informed via email from the Sonex
Offices that 24,504, 				336 shares of SONX were outstanding.
Therefore the holder in Item #2 beneficially owns 10.13 % of SONX common stock.

				page1 of Schedule 13D text


		(b)	The holder in Item #2 has the sole power to vote and/or sell the 2,482,000 shares of SONX  Common Stock..

(c)	No transactions in SONX stock have been made since the May, 31st, 2007 filing of SEC Form Schedule 13D.

(d)	The holder listed in Item #2 has the sole power to receive or direct the
receipt of 	the dividends from or the proceeds from the sale of SONX stock.

		(e)	Not applicable.


	Item #6:  There exist no Contracts, Arrangements, Understandings or
Relationships between 	the holder listed in Item #2 and the Issuer listed in
Item #1, except the Stock Option 	Agreements mentioned in Item #5 above
and the basic contract implied by stock ownership, i.e. 	the rights to
vote and/or sell the stock.


	Item #7:  No written agreements exist relative to the acquisition of
the 2,482,000 shares of fully 	owned shares of SONX stock.




	Signed:  Robert T. Emmet
		   June 20, 2007


















				page-2- of Schedule 13D text